SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

MC Shipping Inc.

(Name of Issuer)

Common Stock (par value $.01 per share)
(Title of Class of Securities)

55267Q 104
(CUSIP Number)

Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW 20036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 55267Q 104	13 D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS:	SECURITAS HOLDING
CORPORATION
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
(a) [ ]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS**	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	LIBERIA

NUMBER OF	7.	SOLE VOTING POWER:	4,168,000

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER:	N/A

OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER:	4,168,000

REPORTING

PERSON WITH	10.	SHARED DISPOSITIVE POWER:	N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	4,168,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
47.8%

14.	TYPE OF REPORTING PERSON**	CO

**SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55267Q 104	13D/A	Page 3 of 5 Pages

     This Statement constitutes Amendment No. 11 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 9, 1989 (the “Schedule 13D”), as subsequently amended. This Amendment No. 11 is being filed by Securitas Holding Corporation, a Liberian corporation (the “Filing Person” or “Securitas”) to report the terms finalized by Vlasov Investment Corporation (“VIC”), an indirect wholly owned subsidiary of Securitas, on May 4, 2004 to sell its 4,168,000 shares of the common stock, par value $0.01 per share (the “Common Stock”) of MC Shipping Inc. (the “Issuer”), a Liberian corporation.

     Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3 and 5(a),(b),(d) and (e) of the Schedule 13D, as amended.

Item 4. Purpose of Transaction

     On May 4, 2004, Vlasov Investment Corporation finalized an agreement to sell the 4,168,000 shares of the Issuer’s Common Stock it owns, which Securitas beneficially owns (the “VIC Holdings”), to Navalmar (UK) Limited, an English corporation, and V. Investments Limited, a Marshall Islands corporation, (collectively, the “Purchasers”). VIC and the Buyers reached an agreement in principle on April 29, 2004 relating to the sale and purchase of the VIC Holdings, but this agreement was subject to final negotiation and documentation.

     The Purchasers agreed to pay VIC $2.76 (USD) per share of Common Stock, which totals $11,503,680 (USD) for the VIC Holdings (the “Purchase Price”). Half of the Purchase Price is payable no later than May 15, 2004, with the balance of the Purchase Price payable no later than May 15, 2005. Interest will accrue on the outstanding Purchase Price balance at a rate of five percent per annum. Purchasers agreed to secure payment of the Purchase Price balance and the accrued interest thereon by delivering to VIC no later than May 15, 2004 one or more unconditional guarantees issued by the Bank of Scotland or another first class bank of comparable international standing reasonably acceptable to VIC. If Purchasers resell or agree to resell any or all of the VIC Holdings at a price in excess of $2.76 (USD) per share within twelve months from completion, Purchasers shall pay to VIC the amount of proceeds in excess of $2.76 per share up to and including a maximum of $3.08 (USD) per share for each share of the VIC Holdings sold or agreed to be sold during such period.

     As a result of the foregoing, Mauro Terrevazzi and Ettore Bonaventura intend to resign from the Issuer’s Board of Directors effective May 12, 2004.

Item 5. Interest in Securities of the Issuer.

     (c)   See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Sales Agreement between Vlasov Investment Corporation, Navalmar (UK) Limited and V. Investments Limited dated May 4, 2004.

CUSIP No. 55267Q 104	13D/A	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 6, 2004	By:	/s/ Mauro Terrevazzi Mauro Terrevazzi Director

CUSIP No. 55267Q 104	13D/A	Page 5 of 5 Pages

APPENDIX A

Executive Officers and Directors of
Securitas Holding Corporation

Name	Principal Occupation	Address
Lester Crown President and Director (U.S. citizen)	General Partner, Private Investment Firm	Henry Crown & Company 222 Lasalle Street Chicago, IL 60601-1102
James S. Crown Director (U.S. citizen)	General Partner, Private Investment Firm	Henry Crown & Company 222 Lasalle Street Chicago, IL 60601-1102
John Whittington Treasurer and Director (Citizen of the United Kingdom)	Retired Businessman	8, Avenue de l’ Annonciade MC 98000 Monaco
Mauro Terrevazzi Director (Citizen of Italy)	Shipping Company Executive	Vlasov Shipping SAM L’ Aigue Marine 24, Avenue de Fontvieille P.O. BOX 628 MC 98013 Monaco Cedex
Tullio Biggi Secretary and Director (Citizen of Italy)	Shipping Company Executive	V.Ships ( Monaco) SAM L’ Aigue Marine 24, Avenue de Fontvieille P.O. BOX 639 MC 98013 Monaco Cedex